

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Raymond S. Willoch
Senior Vice President, General Counsel & Secretary
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, GA 30339

> **Re: Interface, Inc.**
> **Registration Statement on Form S-4**
> **Filed February 3, 2011**
> **File No. 333-172045**

Dear Mr. Willoch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 7.625% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please confirm to us that the offer will be open for at least 20 full business days, as the term is defined in Rule 14d-1(g)(3) of the Exchange Act, to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Prospectus Cover Page

    3. Please disclose the following on the prospectus cover page:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of new securities; and

- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

The Exchange Offer, page 18

Extensions; Amendments; Termination, page 19

    4. We note your reservation of the right to amend the terms of the offer and your statement in the first paragraph on page 20 that "[d]epending upon the significance of the amendment and the means [you] choose to notify registered holders, [you] may extend the exchange offer, if [you] deem necessary, to allow registered holders time to consider the effect of the amendment." Please revise your disclosure to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Part II. Information not Required in Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-16

Exhibit 5.1 – Opinion of Kilpatrick Townsend & Stockton LLP

    5. We note counsel's statement in the fifth paragraph of the opinion that counsel "assumed . . . the authority of the person or persons who executed any such documents on behalf of any person or entity." Please note that counsel may not assume the authority of persons to execute documents on your behalf. Accordingly, please have counsel delete this statement, or clarify that this statement does not apply to the Issuer or Guarantors of the offering.

    6. Counsel's statements in the seventh paragraph of the opinion are overly broad and may have the effect of negating the opinion itself. Please have counsel delete this paragraph.

7. We note counsel's statement in the penultimate paragraph of the opinion that the opinion is "given as of the date hereof" and that counsel disclaims "any duty to update this letter in the future, including if there were to be any changes in relevant fact or law…." Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Item 22. Undertakings, page II-17

8. Please include all required undertakings in your amended filing. In this regard, we note your filing does not include the undertakings set forth in Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Brigitte Lippmann for

H. Christopher Owings
Assistant Director

cc: James W. Stevens
     Kilpatrick Townsend & Stockton LLP